UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
CRG LIQUIDATION COMPANY
(FORMERLY THE CRONOS GROUP)
(Name of the Issuer)
CRG Liquidation Company (formerly The Cronos Group)
Dennis J. Tietz
Peter J. Younger
Frank P. Vaughan
John C. Kirby
CRX Acquisition Ltd.
FB Transportation Capital LLC
Fortis Capital Corp.
Fortis Bank S.A./N.V.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $2.00 Per Share
(Title of Class of Securities)
L 20708 100
(CUSIP Number of Class of Securities)

DENNIS J. TIETZ
CEO & Duly Appointed Liquidator under Luxembourg Companies’ law
CRG Liquidation Company
c/o Cronos Capital Corp.
One Front Street, Suite 925
San Francisco, California 94111
(415) 677-8990	PETER J. YOUNGER President and Chief Executive Officer CRX Acquisition Ltd. 520 Madison Avenue, Second Floor New York, New York 10022 (212) 418-8700
Copy to:

JAMES F. FOTENOS, ESQ. ADAM P. SIEGMAN, ESQ. Greene Radovsky Maloney Share & Hennigh LLP Four Embarcadero Center, Suite 4000 San Francisco, California 94111 (415) 981-1400	MARC H. FOLLADORI, ESQ. DAVID L. RONN, ESQ. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000
(Name, address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1934.
c. ☐ A tender offer.
d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$133,679,640	$4,104

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (a) the product of (i) 7,645,673 Cronos common shares outstanding as of March 30, 2007, and (ii) the proposed liquidation distribution of $16.00 in cash per common share (equal to $122,330,768), (b) $8,548,640, expected to be paid to holders of stock options, after they exercise their options, on a net issuance basis, and receive common shares, (c) $475,104, expected to be paid to holders of director’s stock units upon settlement of the stock units into 29,694 common shares, and (d) $2,325,000, expected to be paid to the holders of stock appreciation rights in payment for such rights ((a), (b), (c) and (d) (together, the “Total Consideration”)). The filing fee, calculated in accordance with Exchange Act Rule
0-11, was calculated by multiplying the Total Consideration by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $4,104
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: The Cronos Group
Date Filed: April 3, 2007

INTRODUCTION
     The Amendment No. 4 (this “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by (i) CRG Liquidation Company (formerly The Cronos Group), a société anonyme holding organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction; (ii) Dennis J. Tietz, Peter J. Younger, Frank P. Vaughan, and John C. Kirby (collectively, the “Management Investors”); (iii) CRX Acquisition Ltd., a Bermuda exempted company (“CRX”), FB Transportation Capital LLC, a Delaware limited liability company (“FB Transportation”), Fortis Capital Corp., a Connecticut corporation (“FCC”), and Fortis Bank S.A./N.V., a Belgian corporation (CRX, FB Transportation, FCC and Fortis Bank S.A./N.V. referred to as the “Fortis Filing Parties”). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of February 28, 2007 (the “Asset Purchase Agreement”), among the Company, FB Transportation, and CRX. On June 22, 2007, the Company filed with the Securities and Exchange Commission its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meetings of shareholders of the Company at which the shareholders of the Company considered and voted upon, among other things, a proposal to approve the Asset Purchase Agreement.
     The Proxy Statement is included herewith as Exhibit (a)(3) and the Asset Purchase Agreement is included herewith as Exhibit (a)(5). All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     The information contained in this Schedule 13E-3 and/or the Proxy Statement (i) concerning the Company and the Management Investors was supplied by the Company and the Management Investors, and the Fortis Filing Parties take no responsibility for the accuracy of such information, and (ii) concerning the Fortis Filing Parties was supplied by the Fortis Filing Parties, and neither the Company nor any of the Management Investors takes any responsibility for the accuracy of such information.
     This Final Amendment is being filed to report the results of the transaction that is the subject of this Schedule 13E-3, and therefore, pursuant to the instructions to Schedule 13E-3, all other information previously disclosed in this Schedule 13E-3 has been omitted from this Final Amendment.

Item 15.	Additional Information.
Regulation M-A Item 1011.
Item 15 is hereby amended and supplemented as follows:
     At the special meeting of the shareholders of the Company held on August 1, 2007, the shareholders approved the sale of the Company’s assets and assumption of the Company’s liabilities by CRX, pursuant to the terms of the Asset Purchase Agreement (the “Assets Sale”). At the meeting, the shareholders also approved the Company’s Plan of Liquidation and Dissolution. Promptly following the meeting, the closing of the Assets Sale took place, and CRX deposited the sale proceeds of $133,679,480 with the Company’s paying agent, Computershare Trust Company, N.A. From this cash payment, the Company will proceed to make a liquidating distribution to its shareholders of $16.00 per share, without interest. As contemplated by the Asset Purchase Agreement, the shareholders also approved the change in the name of the Company to “CRG Liquidation Company.”
     It is anticipated that CRX will change its corporate name to “Cronos Ltd.” by an amendment to its charter. Effective August 1, 2007, Milton J. Anderson and Menno van Lacum resigned as officers of CRX, and Peter J. Younger, Frank P. Vaughan and John C. Kirby were appointed as (i) President and Chief Executive Officer, (ii) Senior Vice President, Chief Financial Officer and Secretary (USA) and (iii) Senior Vice President, respectively, of CRX. Also as of that date, Messrs. Younger and Tietz joined Messrs. Anderson and Van Lacum as directors of CRX.
     As a result of the Assets Sale, the Company’s common shares ceased to be traded on the Nasdaq Stock Market and the Company began the process of deregistering its common shares under the Exchange Act, after which time the Company will no longer file periodic reports with the Securities and Exchange Commission.

Item 16.	Exhibits.
     Regulation M-A Item 1016.
     Item 16 is amended and restated to read in its entirety as follows:
     (a)(1) Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on June 22, 2007.
     (a)(2) Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(3) Proxy Statement, incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(4) Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(5) Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”), and the Company, incorporated herein by reference to Annex B to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(6) Form of Liquidator’s Report, incorporated herein by reference to Annex C to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(7) Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(8) Form of Proxy Cards (3), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(9) Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10) Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.(1)
     (a)(11) Letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, dated April 30, 2007, included with the Company’s 2006 Annual Report to Shareholders, first mailed to the Company’s shareholders on June 28, 2007, and incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on June 28, 2007.
     (a)(12) Letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, to the holders of the Company’s stock options, director’s stock units, SARs, and restricted shares, dated June 29, 2007, incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on June 29, 2007.
     (a)(13) Press release issued by the Company on July 20, 2007, announcing the record date for determining shareholders of the Company entitled to anticipated liquidating distribution from the proceeds of the Assets Sale, and disclosure of increase and modification of revolving credit facility, incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on July 20, 2007.
     (a)(14) Press release issued by the Company on August 1, 2007, announcing the closing of the Assets Sale, and letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, to the shareholders of the Company, dated August 1, 2007, announcing the closing of the Assets Sale, both incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on August 1, 2007.
     (b) None.
     (c)(1) Fairness Opinion of Raymond James & Associates, Inc. (“Raymond James”), dated February 28, 2007, incorporated herein by reference to Annex E to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.

     (c)(2) Financial Analysis Presentation Materials, dated February 2007, prepared by Raymond James.(2)
     (c)(3) Transaction Committee Presentation, dated February 2007, prepared by Raymond James.(3)
     (c)(4) Discussion materials, dated August 2006, prepared by Raymond James.(3)
     (c)(5) Transaction Committee Presentation, dated June 2006, prepared by Raymond James.(3)
     (d)(1) Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P. Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., and York Asset Management Limited, and YorkProp Limited.(1)
     (d)(2) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(3) Amendment No. 1 to Equity Commitment Letter Agreement, dated May 22, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.09 to Amendment No. 1 to Schedule 13D, dated May 22, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(4) Amendment No. 2 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and FB Transportation. (4)
     (d)(5) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.(1)
     (d)(6) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Dennis J. Tietz. (4)
     (d)(7) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.(1)
     (d)(8) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Peter J. Younger. (4)
     (d)(9) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.(1)
     (d)(10) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Frank P. Vaughan. (4)
     (d)(11) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.(1)
     (d)(12) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and John C. Kirby. (4)
     (d)(13) Guarantee from Fortis Bank S.A./N.V., Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(14) Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.(1)
     (f) None.
     (g) None.

(1)	Filed as an exhibit to the Schedule 13E-3 filed with the SEC on April 3, 2007.

(2)	Filed as an exhibit to Amendment No. 1 to Schedule 13E-3 filed with the SEC on May 16, 2007.

(3)	Confidential treatment has been granted by the SEC with respect to portions of this exhibit pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(4)	Filed as an exhibit to Amendment No. 2 to Schedule 13E-3 filed with the SEC on June 18, 2007.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007	CRG LIQUIDATION COMPANY
(FORMERLY THE CRONOS GROUP)

	By: Name:	/s/ Dennis J. Tietz Dennis J. Tietz
	Title:	Duly Appointed Liquidator under Luxembourg Companies’
Law
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 2,  2007

DENNIS J. TIETZ

/s/ Dennis J. Tietz

Dennis J. Tietz

PETER J. YOUNGER

/s/ Peter C. Younger Peter J. Younger

FRANK P. VAUGHAN

/s/ Frank P. Vaughan Frank P. Vaughan

JOHN C. KIRBY

/s/ John C. Kirby John C. Kirby

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 2,  2007

CRX ACQUISITION LTD.

By: Name:	/s/ Peter J. Younger Peter J. Younger
Title:	President and Chief Executive Officer

FB TRANSPORTATION CAPITAL LLC

By: Name:	/s/ Adam DiMartino Adam DiMartino
Title:	Attorney-in-Fact*

FORTIS CAPITAL CORP.

By:	/s/ Milton J. Anderson
Name:	Milton J. Anderson
Title:	Managing Director

By:	/s/ Adam DiMartino
Name:	Adam DiMartino
Title:	Vice President

FORTIS BANK S.A./N.V.

By: Name:	/s/ Adam DiMartino Adam DiMartino
Title:	Attorney-in-Fact**

*	Power of Attorney appointing Mr. DiMartino attorney-in-fact for FB Transportation Capital LLC was included with Amendment No. 1 to Schedule 13E-3 filed with the SEC on May 16, 2007.

**	Power of Attorney appointing Mr. DiMartino attorney-in-fact for Fortis Bank S.A./N.V. was included with Amendment No. 2 to Schedule 13E-3 filed with the SEC on June 18, 2007.

EXHIBIT INDEX
     (a)(1) Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on June 22, 2007.
     (a)(2) Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(3) Proxy Statement, incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(4) Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(5) Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”), and the Company, incorporated herein by reference to Annex B to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(6) Form of Liquidator’s Report, incorporated herein by reference to Annex C to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(7) Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(8) Form of Proxy Cards (3), incorporated herein by reference to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.
     (a)(9) Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10) Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.(1)
     (a)(11) Letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, dated April 30, 2007, included with the Company’s 2006 Annual Report to Shareholders, first mailed to the Company’s shareholders on June 28, 2007, and incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on June 28, 2007.
     (a)(12) Letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, to the holders of the Company’s stock options, director’s stock units, SARs, and restricted shares, dated June 29, 2007, incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on June 29, 2007.
     (a)(13) Press release issued by the Company on July 20, 2007, announcing the record date for determining shareholders of the Company entitled to anticipated liquidating distribution from the proceeds of the Assets Sale, and disclosure of increase and modification of revolving credit facility, incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on July 20, 2007.
     (a)(14) Press release issued by the Company on August 1, 2007, announcing the closing of the Assets Sale, and letter from Dennis J. Tietz, Chairman of the Board and Chief Executive Officer of the Company, to the shareholders of the Company, dated August 1, 2007, announcing the closing of the Assets Sale, both incorporated herein by reference to the definitive additional materials on Schedule 14A filed by the Company with the SEC on August 1, 2007.
     (b) None.
     (c)(1) Fairness Opinion of Raymond James & Associates, Inc. (“Raymond James”), dated February 28, 2007, incorporated herein by reference to Annex E to the definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on June 22, 2007.

     (c)(2) Financial Analysis Presentation Materials, dated February 2007, prepared by Raymond James.(2)
     (c)(3) Transaction Committee Presentation, dated February 2007, prepared by Raymond James.(3)
     (c)(4) Discussion materials, dated August 2006, prepared by Raymond James.(3)
     (c)(5) Transaction Committee Presentation, dated June 2006, prepared by Raymond James.(3)
     (d)(1) Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P. Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., and York Asset Management Limited, and YorkProp Limited.(1)
     (d)(2) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(3) Amendment No. 1 to Equity Commitment Letter Agreement, dated May 22, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.09 to Amendment No. 1 to Schedule 13D, dated May 22, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(4) Amendment No. 2 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and FB Transportation. (4)
     (d)(5) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.(1)
     (d)(6) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Dennis J. Tietz. (4)
     (d)(7) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.(1)
     (d)(8) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Peter J. Younger. (4)
     (d)(9) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.(1)
     (d)(10) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and Frank P. Vaughan. (4)
     (d)(11) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.(1)
     (d)(12) Amendment No. 1 to Equity Commitment Letter Agreement, dated June 1, 2007, by and between CRX and John C. Kirby. (4)
     (d)(13) Guarantee from Fortis Bank S.A./N.V. Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(14) Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.(1)
     (f) None.
     (g) None.

(1)	Filed as an exhibit to the Schedule 13E-3 filed with the SEC on April 3, 2007.

(2)	Filed as an exhibit to Amendment No. 1 to Schedule 13E-3 filed with the SEC on May 16, 2007.

(3)	Confidential treatment has been granted by the SEC with respect to portions of this exhibit pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(4)	Filed as an exhibit to Amendment No. 2 to Schedule 13E-3 filed with the SEC on June 18, 2007.